UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EPIZYME, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29428V104

(CUSIP Number)

Francois Garnier, EVP General Counsel and Chief Business Officer

Ipsen Pharma SAS

65 Quai Georges Gorse

92100 Boulogne-Billancourt, France

Tel. +33 1 58 33 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Tony Chan, Esq. Orrick, Herrington & Sutcliffe LLP Columbia Center 1152 15th Street, N.W. Washington, DC 20005-1706	Marsha Mogilevich, Esq. Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142

August 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29428V104

1.	Name of Reporting Person Ipsen S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%(1)
14.	Type of Reporting Person CO

(1)

See Items 4 and 5. Calculation of share numbers and percentage based on the following: At the Effective Time (as defined in the Original 13D (as defined herein)), and as a result of the Merger (as defined in the Original 13D), each share of the common stock, par value $0.001 per share, of the Purchaser (as defined herein) issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (as defined in the Original 13D). Consequently, following the consummation of the Merger on August 12, 2022, Ipsen (as defined in the Original 13D) became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

SCHEDULE 13D

CUSIP No. 03940F103

1.	Name of Reporting Person Ipsen Pharma SAS
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%(1)
14.	Type of Reporting Person OO

(1)

See Items 4 and 5. Calculation of share numbers and percentage based on the following: At the Effective Time, and as a result of the Merger, each share of the common stock, par value $0.001 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Consequently, following the consummation of the Merger on August 12, 2022, Ipsen became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

SCHEDULE 13D

CUSIP No. 03940F103

1.	Name of Reporting Person Ipsen Biopharmaceuticals, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100.0%(1)
14.	Type of Reporting Person CO

(1)

See Items 4 and 5. Calculation of share numbers and percentage based on the following: At the Effective Time, and as a result of the Merger, each share of the common stock, par value $0.001 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Consequently, following the consummation of the Merger on August 12, 2022, Ipsen became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

SCHEDULE 13D

CUSIP No. 03940F103

1.	Name of Reporting Person Hibernia Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person CO

(1)

See Items 4 and 5. As of the Effective Time, this Reporting Person merged with and into the Issuer (as defined in the Original 13D), with the Issuer surviving as a wholly-owned indirect subsidiary of Ipsen.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on July 7, 2022 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D. This Amendment is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1.04 to the Original 13D, by Ipsen, Parent, Biopharmaceuticals and Purchaser.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

“On August 12, 2022, Ipsen consummated the acquisition of the Issuer through the Merger. The aggregate consideration payable in connection with the Offer Shares (as defined in the Original 13D) upon the consummation of the Offer (as defined in the Original 13D) and the Merger was approximately $244.6 million, which was funded from cash on hand of Ipsen.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

Item 4. Purpose of Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by deleting the last paragraph of Item 4 and replacing it with the following paragraphs:

“Purchaser commenced the Offer on July 12, 2022. In connection with the Offer, also on July 12, 2022, Ipsen filed a tender offer statement on Schedule TO with the SEC, and the Issuer filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. As of 11:59 PM, New York time, on August 11, 2022, when the Offer expired, approximately 124,185,125 Offer Shares were validly tendered and not validly withdrawn pursuant to the Offer, excluding 9,299,176 Offer Shares tendered pursuant to guaranteed delivery procedures. On August 12, 2022, Purchaser accepted for payment, and expects to as soon as practicable pay for, all Offer Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

On August 12, 2022, Purchaser merged with and into the Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and without any stockholder vote, with the Issuer surviving the Merger as a wholly-owned indirect subsidiary of Ipsen, pursuant to the Merger Agreement. At the Effective Time, each Offer Share outstanding immediately prior to the Effective Time (other than (a) Offer Shares owned by Ipsen, Parent, Biopharmaceuticals, Purchaser, the Issuer, or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Offer Shares irrevocably accepted for purchase pursuant to the Offer or (c) Offer Shares owned by any stockholders who properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) was automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Effective as of immediately prior to the Effective Time, (i) each outstanding Issuer stock option was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the number of Shares underlying such option immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Offer Price exceeds the exercise price per share of such option, and (ii) each outstanding Issuer restricted stock unit (“RSU”) became fully vested (to the extent unvested) and was automatically converted into the right to receive an amount in cash equal to the product of (A) the number of Offer Shares underlying such RSU immediately prior to the Effective Time multiplied by (B) the Offer Price, without interest and subject to any deduction for any withholding taxes.

At the Effective Time, the certificate of incorporation of the Issuer was amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of the Issuer were amended and restated in its entirety to be in the form of the bylaws of Purchaser, as in effect immediately prior to the Effective Time, subject to certain amendments specified in the Merger Agreement.

At the Effective Time, and as a result of the Merger, each outstanding share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time was converted into shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on August 12, 2022, Ipsen became the beneficial owner of 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

At the Effective Time, the Support Agreement terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time, the directors of Purchaser, immediately prior to the Effective Time became the initial directors of the Surviving Corporation, and the officers of Purchaser, immediately prior to the Effective Time, became the initial officers of the Surviving Corporation.

On August 12, 2022, in connection with the Merger, the Issuer notified Nasdaq of the consummation of the Merger and requested that trading of the Offer Shares on Nasdaq be suspended on August 12, 2022. In addition, at the Issuer’s request, Nasdaq filed with the SEC an application on Form 25 to delist the Shares from Nasdaq and deregister the Shares under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Act”). Trading of shares on Nasdaq was suspended at the close of trading on August 12, 2022. The Issuer intends to file with the SEC a Form 15 requesting that the Issuer’s reporting obligations under Section 13 and Section 15(d) of the Act be suspended.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

“(a) and (b)

At the Effective Time, and as a result of the Merger, each outstanding share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time was converted into shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on August 12, 2022, Ipsen became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 1,000 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation. In addition, as a result of the Merger, the separate corporate existence of Purchaser has ceased, and therefore Purchaser owns no shares of the Issuer and has no authority to vote or direct the vote for any shares of the Issuer. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns or has any voting power or dispositive power over any Shares.

(c)

Other than as described above, since the filing of the Original 13D on July 7, 2022, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

As a result of the termination of its corporate existence in connection with the Merger, Purchaser ceased to be the beneficial owner of any securities of the Issuer.

Given that the registration of the Offer Shares of the Issuer will be terminated, Offer Shares held by Ipsen will no longer be subject to reporting under Section 13(d) of the Exchange Act.

Consequently, this Amendment constitutes an exit filing for the Reporting Persons.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Support Agreement terminated in accordance with its express terms.”

Item 7. Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

1.05	Sixth Amended and Restated Certificate of Incorporation of Epizyme, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (file no. 001-35945) filed by Epizyme, Inc. on August 12, 2022).

1.06	Second Amended and Restated Bylaws of Epizyme, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (file no. 001-35945) filed by Epizyme, Inc. on August 12, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022

IPSEN S.A.

/s/ David Loew
By: David Loew
Its: Chief Executive Officer

IPSEN PHARMA SAS

/s/ David Loew
By: David Loew
Its: President

IPSEN BIOPHARMACEUTICALS, INC.

/s/ Stewart Campbell
By: Stewart Campbell
Its: Executive Vice President and President, North America